SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No._ _)*

Fresh Vine Wine, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

35804X 101

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35804X 101	13G	Page 2

1	NAME OF REPORTING PERSONS Nechio & Novak, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,317,653
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,317,653
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,317,653
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 43.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited liability company)

CUSIP No. 35804X 101	13G	Page 3

1	NAME OF REPORTING PERSONS Damian Novak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 30,200
	6	SHARED VOTING POWER 5,317,653
	7	SOLE DISPOSITIVE POWER 30,200
	8	SHARED DISPOSITIVE POWER 5,317,653

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,347,853
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 43.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 35804X 101	13G	Page 4

1	NAME OF REPORTING PERSONS Rick Nechio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,317,653
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,317,653

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,317,653
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 43.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 35804X 101	13G	Page 5

Item 1(a). Name of Issuer:

Fresh Vine Wine, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

505 Highway 169 North, Suite 255, Plymouth, MN 55441

Item 2(a). Name of Person Filing:

This Schedule 13D is being filed jointly by:

●	Nechio & Novak, LLC, a Texas limited liability company (“Nechio & Novak”)
●	Damian Novak, individually and as Manager of Nechio & Novak; and
●	Rick Nechio, as Manager of Nechio & Novak

Item 2(b). Address of Principal Business Office, or if none, Residence:

The principal office and place of business for Nechio & Novak is 10440 N. Central Expressway, Suite 1400, Dallas, TX 75231. The principal place of business for Rick Nechio and Damian Novak is 505 Highway 169 North, Suite 255, Plymouth, MN 55441

Item 2(c). Citizenship:

Nechio & Novak is a Texas limited liability company. Each of Messrs. Novak and Nechio is a United States citizen.

Item 2(d). Title of Class of Securities:

Common Stock, $0.001 par value

Item 2(e). CUSIP Number:

35804X 101

Item 3. If This Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

CUSIP No. 35804X 101	13G	Page 6

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________________.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) and (b) Amount beneficially owned and percent of class:

Nechio & Novak, LLC	5,317,653 shares	43.6%
Damian Novak	5,347,853 shares	43.8%
Rick Nechio	5,317,653 shares	43.6%

(All percentages are based upon 12,200,013 shares outstanding following the closing of the Company’s initial public offering on December 17, 2021, as reported in the final prospectus dated December 13, 2021 included within the Issuer’s registration statement on Form S-1 (SEC File No. 333-261037, initially filed on November 12, 2021, as amended.)

Each of Messrs. Nechio and Novak serves as a Manager of Nechio & Novak, LLC. Mr. Nechio is the owner of Nechio Network LLC, which is a member of Nechio and Novak, LLC. Mr. Novak is the owner of FELCS LLC, which is a member of Nechio and Novak, LLC. Mr. Novak is Executive Chairman and a director of the Issuer. Mr. Nechio is President and a director of the Issuer.

(c) Number of shares as to which such person has sole and shared voting and dispositive power:

Nechio & Novak, LLC beneficially owns 5,317,653 shares of outstanding Common Stock of the Issuer, and has sole voting and dispositive power over such shares.

Damian Novak beneficially owns 30,200 shares of outstanding Common Stock of the Issuer held in his individual capacity, and has sole voting and dispositive power over such shares. Mr. Novak may be deemed to beneficially own 5,317,653 shares of outstanding Common Stock of the Issuer owned by Nechio & Novak, LLC.

Rick Nechio may be deemed to beneficially own 5,317,653 shares of outstanding Common Stock of the Issuer owned by Nechio & Novak, LLC.

Messrs. Nechio and Novak share voting and dispositive power over the 5,317,653 shares Common Stock beneficially owned by Nechio & Novak, LLC by virtue of each entity’s and person’s relationship to the other(s) as described in this Item 4.

CUSIP No. 35804X 101	13G	Page 7

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to the beneficial owner of more than 5 percent of the class of securities, check the following:	☐

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certifications.

(a) Not applicable

(b) Not applicable

(c) Not applicable

CUSIP No. 35804X 101	13G	Page 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2022

NECHIO & NOVAK, LLC.

By:	/s/ Damian Novak
Damian Novak, Manager

/s/ Rick Nechio
Rick Nechio, Individually

/s/ Damian Novak
Damian Novak, Individually

CUSIP No. 35804X 101	13G	Page 9

Exhibit A

Agreement Regarding the Joint Filing of Schedule 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 10, 2022

NECHIO & NOVAK, LLC

By:	/s/ Damian Novak
Damian Novak, Manager

/s/ Rick Nechio
Rick Nechio, Individually

/s/ Damian Novak
Damian Novak, Individually